Exhibit 3.1

AMENDMENT TO THE

BYLAWS OF

THE COMMUNITY FINANCIAL CORPORATION

Section 2 of Article III of The Community Financial Corporation’s Amended and Restated Bylaws is hereby amended and restated, effective January 1, 2021, as follows:

SECTION 2. Number, Term and Election. The board of directors shall consist of fourteen (14) members and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected or qualified. The board of directors shall be classified in accordance with the provisions of the Corporation’s Articles of Incorporation.

Adopted December 17, 2020